United States

Securities and exchange commission
washington, d.c. 20549

FORM 6-K

report of foreign private issuer
pursuant to rule 13a-16 or 15d-16 of
the securities exchange act of 1934

For the month of September 2026

Commission File Number 1-15224

Energy Company of Minas Gerais

(Translation of Registrant’s Name into English)

Avenida Barbacena, 1200

30190-131 Belo Horizonte, Minas Gerais, Brazil

(Address of Principal Executive Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F   ✓  Form 40-F ___

Index

Item       Description of Items

1.	Noticer to Shareholders – First payout installment, dated June 10, 2026
2.	Notice to the Market – UN Global Compact's 100% Transparency Movement, dated June 12, 2026
3.	Material Fact — Executive Board’s New Composition, dated June 12, 2026
4.	Notice to Shareholders – Declaration of Interest on Equity, dated June 18, 2026
5.	2Q2026 Earnings Release
6.	Notice to the Market – Standard & Poor’s upgrades Cemig’s Ratings to “brAAA”, dated August 18, 2026
7.	Market Fact – Nominations by the Controlling Shareholder for CEMIG’s Board of Directors and Executive Board, dated August 28, 2026
8.	Material Fact – Extension of the Concession for the Sá Carvalho Hydroelectric Power Plant, dated August 28, 2026

Forward-Looking Statements

This report contains statements about expected future events and financial results that are forward-looking and subject to risks and uncertainties. Actual results could differ materially from those predicted in such forward-looking statements. Factors which may cause actual results to differ materially from those discussed herein include those risk factors set forth in our most recent Annual Report on Form 20-F filed with the Securities and Exchange Commission. CEMIG undertakes no obligation to revise these forward-looking statements to reflect events or circumstances after the date hereof, and claims the protection of the safe harbor for forward-looking statements contained in the Private Securities Litigation Reform Act of 1995.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

COMPANHIA ENERGÉTICA DE MINAS GERAIS – CEMIG

By: /s/ Andrea Marques de Almeida . Name: Andrea Marques de Almeida

Title: Vice President of Finance and Investor Relations

Date: September 9, 2026

1.	Noticer to Shareholders – First payout installment, dated June 10, 2026

COMPANHIA ENERGÉTICA DE MINAS GERAIS - CEMIG

PUBLICLY HELD COMPANY

Corporate Taxpayer’s ID (CNPJ): 17.155.730/0001-64

Company Registry (NIRE): 31300040127

NOTICE TO SHAREHOLDERS

First payout installment

We hereby inform our shareholders that CEMIG will pay the first payout installment related to fiscal year 2025 on June 30, 2026, as follows:

Payout	Approval Date	Date “with rights”	Date “ex-rights”	Per common/preferred share (R$)	Amount Total (R$ thousand)

Dividends	04/30/2026	04/30/2026	05/04/2026	0.118177943	338,069
IoE	12/18/2025	12/23/2025	12/26/2025	0.118401316	338,709
IoE	09/23/2025	09/29/2025	09/30/2025	0.105698051	302,368
IoE	06/17/2025	06/23/2025	06/24/2025	0.104303454	298,379
IoE	03/20/2025	03/25/2025	03/26/2025	0.094558924	270,503
TOTAL				0.541139687	1,548,028

Regarding the payment of Interest on Equity (IoE), a 15% income tax will be withheld, except for shareholders exempt from said withholding, as provided for in the legislation in force.

Pursuant to Law 15,270/2025, individual shareholders residing in Brazil who receive dividends exceeding R$50,000.00 (fifty thousand reais) in the same calendar month, paid by the same legal entity, will be subject to withholding income tax at a rate of 10% on the total amount received, considering, for purposes of this threshold, the aggregate amount of all dividends paid during the respective month.

Under the same Law, profits and dividends paid, credited, or remitted to beneficiaries residing outside Brazil will be subject to withholding income tax at a rate of 10%, regardless of the amount received.

Shareholders whose bank details are updated with Banco Itaú Unibanco S.A., the custodian institution of CEMIG's registered shares, will have their credits automatically made on the payment day.

If the shareholder does not receive the aforementioned credit, they should go to a branch of Banco Itaú Unibanco S.A. to update their registration data.

The payout related to the shares held in custody with Companhia Brasileira de Liquidação e Custódia (CBLC) will be directly credited to such entity, and the Depository Brokers will be responsible for transferring them to the respective shareholders.

Belo Horizonte, June 10, 2026.

Andrea Marques de Almeida

Vice President of Finance and Investor Relations

2.	Notice to the Market – UN Global Compact's 100% Transparency Movement, dated June 12, 2026

COMPANHIA ENERGÉTICA DE MINAS GERAIS - CEMIG

PUBLICLY HELD COMPANY

CORPORATE TAXPAYER’S ID (CNPJ): 17.155.730/0001-64

COMPANY REGISTRY (NIRE): 31300040127

NOTICE TO THE MARKET

UN Global Compact's 100% Transparency Movement

COMPANHIA ENERGÉTICA DE MINAS GERAIS – CEMIG ("CEMIG" or "Company"), a publicly held company with shares traded on the stock exchanges of São Paulo and New York, hereby informs its shareholders and the market in general that it has achieved, ahead of schedule, all targets established by the 100% Transparency Movement ("Movement"), an initiative of the United Nations ("UN") Global Compact aimed at strengthening transparency, corporate ethics, and business integrity.

CEMIG joined the Movement in November 2023 and fully completed, in 2026, all commitments scheduled for implementation by 2030, demonstrating the Company's alignment with national and international best practices in corporate governance and compliance.

The Movement's targets cover matters related to transparency in relations with public authorities, disclosure and strengthening of whistleblowing channels, integrity in senior management compensation, ethics and anti-corruption training for strategic stakeholders, and transparency regarding governance and compliance structures.

In recognition of this achievement, CEMIG was honored during the Ambition 2030 Forum, held on June 02, 2026, in São Paulo. Among the 68 companies participating in the 100% Transparency Movement, only CEMIG and one other company fully met all targets established for 2030.

This achievement reinforces the Company's commitment to ethics, transparency, and integrity — pillars that contribute to sustainable value creation and strengthen the trust of investors, customers, partners, employees, and society as a whole.

Belo Horizonte, June 12, 2026.

Leonardo George de Magalhães

Vice President of Finance and Investor Relations

3.	Material Fact — Executive Board’s New Composition, dated June 12, 2026

COMPANHIA ENERGÉTICA DE MINAS GERAIS - CEMIG

PUBLICLY HELD COMPANY

CORPORATE TAXPAYER’S ID (CNPJ): 17.155.730/0001-64

COMPANY REGISTRY (NIRE): 31300040127

MATERIAL FACT

Executive Board’s New Composition

COMPANHIA ENERGÉTICA DE MINAS GERAIS – CEMIG (“CEMIG” or “Company”), a publicly held company with shares traded on the stock exchanges of São Paulo and New York, pursuant to CVM Resolution 44/2021, hereby informs its shareholders and the market in general that, on June 11, 2026, the Company’s Board of Directors approved the appointment of new Vice Presidents:

VICE PRESIDENT OF FINANCE AND INVESTOR RELATIONS

Leonardo George Magalhães

Leonardo holds a bachelor’s degree in Accounting and has completed specialization courses in finance, management, strategy, and leadership from Brazilian and international institutions. He served as Cemig’s Vice President of Finance and Investor Relations from 2020 to 2024 and as President of Forluz from 2024 to 2026. He has more than 20 years of experience in leadership positions in the financial sector and has also served on Boards of Directors.

VICE PRESIDENT OF GENERATION AND TRANSMISSION

Demétrio Alexandre Ferreira

Demétrio holds a bachelor’s degree in Mechanical Engineering, an MBA in Business Management from FGV, and executive leadership training. He has 38 years of experience in the Brazilian electricity sector, including 31 years dedicated to the operation and maintenance of renewable generation assets. He built his professional career at Cemig, where he held several technical and managerial positions, including Superintendent of Generation Assets from 2019 to 2023.

VICE PRESIDENT OF DISTRIBUTION

Ernando Antunes Braga

Ernando holds degrees in Electrical Engineering and Occupational Safety Engineering, as well as a postgraduate degree in Electrical Power Systems from UFMG. He has 37 years of experience in the electric power sector and has built a solid career at Cemig, where he served primarily as Superintendent in the Distribution area. He stands out for his strategic expertise in planning, customer relations, performance management, operational efficiency, team leadership, and crisis management.

The Company also announces the new composition of its Executive Board as of June 11, 2026:

Executive Board
Position	Name
CEO	Alexandre Ramos Peixoto
Vice President of Finance and Investor Relations	Leonardo George de Magalhães
Vice President of Legal Affairs	Sérgio Pessoa de Paula Castro
Vice President of Distribution	Ernando Antunes Braga
Vice President of Generation and Transmission	Demétrio Alexandre Ferreira
Vice President of Trade	Sérgio Lopes Cabral
Vice President of Information Technology	Luis Cláudio Correa Villani
Vice President of Institutional Relations	Marcos Montes Cordeiro

Belo Horizonte, June 12, 2026.

Leonardo George de Magalhães

Vice President of Finance and Investor Relations

4.	Notice to Shareholders – Declaration of Interest on Equity, dated June 18, 2026

COMPANHIA ENERGÉTICA DE MINAS GERAIS - CEMIG

PUBLICLY HELD COMPANY

CORPORATE TAXPAYER’S ID (CNPJ): 17.155.730/0001-64

COMPANY REGISTRY (NIRE): 31300040127

B3 (CMIG3, CMIG4)

NYSE (CIG, CIGC)

NOTICE TO SHAREHOLDERS

Declaration of Interest on Equity

We hereby inform our shareholders that the Executive Board approved today the declaration of Interest on Equity (IoE) of R$630,509,000 (six hundred and thirty million, five hundred and nine thousand reais). Detailed information about the payment is as follows:

IoE
Gross amount per share	R$0.22040514318
Date “with rights” (1)	06/23/2026
Date “ex-rights”	06/24/2026
Payment date	2 (two) equal installments: • the first by 06/30/2027 and • the second by 12/30/2027

(1)	Common and preferred shareholders of record will be entitled to the payment.

Shareholders whose shares are not held in custody at CBLC and whose registration data is outdated are advised to go to a branch of Banco Itaú Unibanco S.A. (the institution managing CEMIG’s Registered Share System) bearing their personal documents for the update of their registration data.

Belo Horizonte, June 18, 2026.

Leonardo George de Magalhães

Vice President of Finance and Investor Relations

5.	2Q2026 Earnings Release

EARNINGS
2Q26

Conference Call
Webcast

August 14 (Friday)

11:00 am (Brasília Time)

10:00 am (NY Time)

Link - CEMIG - WEBCAST

CMIG4 NÍVEL 1 BOVESPA BRASIL
CMIG3 NÍVEL 1 BOVESPA BRASIL
CIG LISTED NYSE
CIG.C LISTED NYSE

ISE B3 IBRX100 B3 ICO2 B3 IEE B3

CEMIG

Quarter Highlights

2Q26 RESULTS

•	Robust cash generation
o	EBITDA: R$2.24 billion and Adjusted EBITDA: R$2.47 billion
•	Net income: R$945 million and Adjusted net income: R$1.12 billion

DISTRIBUTION

•	19.0% growth in EBITDA, driven by the positive impact of the tariff adjustment effective as of May 28, 2026, lower post-employment expenses, and strong performance in energy losses, offset by a decline in the billed market volume
o	Energy distributed excluding DG: -1.6% (Captive: -3.9% / Free Market: +0.4%)
o	Energy distributed, including DG: +1.2%
•	Revision of the methodology for calculating expected credit losses (ECL) with a positive impact of R$232.2 million in 2Q26
•	OPEX and EBITDA exceeded regulatory targets in 1H26 by R$416 million and R$666 million, respectively
•	Energy losses: 11.40%, below the regulatory limit of 11.48%
•	DEC showing continuous improvement: 8.43 in Jun/26 vs. 8.75 in Mar/26

POST-EMPLOYMENT

•	R$80.3 million reduction in adjusted post-employment expenses, due to the end of the obligation related to the healthcare plan, effective as of the agreement ratified by the Regional Labor Court (TRT) at the end of 2025

TRADING

•	A decrease of R$383.4 million in EBITDA and R$192.1 million in adjusted EBITDA from the trading business
o	Exposure to higher prices when purchasing energy to close out positions in 2Q26
o	Provision of $190.6 million arising from an arbitral award in proceedings brought by a customer, plus an additional R$26.2 million impact from the financial update impact related to this provision

CAPITAL ALLOCATION

•	Capex of R$3.28 billion in 1H26 (up 19.2% from 1H25), with a focus on regulated businesses
o	Distribution: R$2.64 billion; 11 new substations and 3 expanded ones, addition of 1,886 km of low- and medium-voltage networks
o	Transmission: R$275.2 million; with R$36.2 million in RAP added

•         Cemig Sim: acquisition of 11 solar PV plants in 2Q26, totaling 26.2 MWp of installed capacity, for R$155 million

DEBT MANAGEMENT

•	Total funds of R$4.61 billion were raised in the quarter
o	Cemig D: 15th debenture issue – R$1.15 billion and Loan – US$280 million (both in April 2026)
o	Cemig GT: 12th debenture issue – R$2.0 billion in June 2026
•	Leverage of 2.58x (net debt / adjusted EBITDA)
•	Extension of maturities: 81% of debt maturing in 2029 or later, following the disco’s tariff review

SHAREHOLDER REMUNERATION

•	Interest on Capital declared in June: R$630.5 million

DOW JONES BEST IN CLASS INDEX

•	Cemig was selected to be included in the index portfolio for the 26th consecutive time since the index’s inception.

2

Financial and Operating Indicators

Operating Highlights	2Q26	2Q25	YoY % Change	Q1 2026	QoQ % Change
Distributed Energy (MWh)	13,487,648	13,331,108	1.2%	13,454,458	0.2%
Total captive market	5,328,565	5,542,849	-3.9%	5,324,493	0.1%
Total transport free-market clients	6,310,760	6,283,041	0.4%	6,284,468	0.4%
DG2 and DG3 offset	296,170	164,808	79.7%	280,999	5.4%
DG1 offset	1,552,154	1,340,410	15.8%	1,564,498	-0.8%
Energy sold GT + Holding (MWh)*	10,916,837	11,243,037	-2.9%	10,653,535	2.5%
Total distributed gas volume (thousand m³)	229,845	276,986	-17.0%	244,498	-6.0%

Financial Highlights (R$ million)	2Q26	2Q25	YoY % Change	Q1 2026	QoQ % Change
Net operating revenue	11,156.2	10,786.3	3.4%	10,462.5	6.6%
PMSO**	1,352.5	1,236.0	9.4%	1,221.1	10.8%
EBITDA	2,239.3	2,059.1	8.8%	1,788.7	25.2%
Adjusted EBITDA	2,472.4	2,261.5	9.3%	1,788.2	38.3%
EBITDA Margin	20.1%	19.1%	1.0 p.p.	17.1%	3.0 p.p.
Financial result	(795.9)	(312.6)	154.6%	(338.4)	135.2%
Net Income	945.4	1,188.3	-20.4%	979.0	-3.4%
Adjusted Net Income	1,116.5	1,321.9	-15.5%	979.0	14.0%
Investments	1,805.3	1,544.0	16.9%	1,476.7	22.3%

Net Debt	2Q26	2Q25	YoY % Change	Q1 2026	QoQ % Change
Net debt	19,358.1	12,228.6	58.3%	17,844.0	8.5%
Net debt/adjusted EBITDA	2.58x	1.59x	0.99x	2.45x	0.13x

*Excluding energy settled at the Brazilian Electric Energy Trading Chamber (CCEE)

** Including post-employment expenses

Financial statements and spreadsheets are available at the following link:

Results Center | Cemig IR

3

Table of Contents

Quarter Highlights	2
Financial and Operating Indicators	3
EBITDA and Net Income per Company for the Quarter	5
Income Statement	6
Income Statement by Segment	7
Consolidated Energy Market	8
Performance by Company	9
Cemig D	9
Cemig GT/Holding	16
Gasmig	18
Consolidated Financial Performance	19
Operating Revenue	19
Operating Costs and Expenses	21
Equity Income	24
Consolidated EBITDA	25
Cemig D EBITDA	27
Cemig GT EBITDA	28
Financial Income and Expenses	29
Net Income	29
Investments	30
Capex	30
Consolidated Debt	31
Evolution of Cemig’s Credit Ratings	32
ESG – Performance Report	33
Corporate Highlights	34
Share Performance	37
Power Plants	38
Expansion in Photovoltaic Generation	39
RAP – July 2026 to June 2027 Cycle	39
Revenue and Regulatory EBITDA from Transmission	40
Supplementary Information	40
Disclaimer	41

4

EBITDA and Net Income per Company for the Quarter

	EBITDA (IFRS)					Adjusted EBITDA
EBITDA (IFRS) - (R$ mn)	2Q26	2Q25	YoY % Change	Q1 2026	QoQ % Change	2Q26	2Q25	YoY % Change	Q1 2026	QoQ % Change
Cemig D	1,476.8	1,241.0	19.0%	1,010.4	46.2%	1,508.3	1,245.6	21.1%	1,010.4	49.3%
Cemig GT	479.7	415.1	15.6%	575.6	-16.7%	678.6	613.2	10.7%	575.6	17.9%
Gasmig	205.9	243.5	-15.4%	192.7	6.8%	205.9	243.5	-15.4%	192.7	6.8%
Other	76.9	159.5	-51.8%	9.9	677.7%	79.6	159.2	-50.0%	9.5	741.6%
Consolidated	2,239.3	2,059.1	8.8%	1,788.7	25.2%	2,472.4	2,261.5	9.3%	1,788.2	38.3%
VNR	79.7	26.6	199.4%	65.3	22.1%	79.7	26.6	199.4%	65.3	22.1%
Equity Income	91.4	77.4	18.0%	52.3	74.6%	91.4	77.4	18.0%	52.3	74.6%
Regulatory/IFRS difference from Transco	(23.8)	295.3	-	93.7	-	(26.4)	(96.7)	-72.7%	93.7	-
Consolidated (-) VNR and equity income (+) regulatory/IFRS difference from Transco	2,044.4	2,250.3	-9.1%	1,765.7	15.8%	2,274.9	2,060.8	10.4%	1,764.7	28.9%

	Net Income (IFRS)					Adjusted Net Income
R$ million	2Q26	2Q25	YoY % Change	Q1 2026	QoQ % Change	2Q26	2Q25	YoY % Change	Q1 2026	QoQ % Change
Cemig D	483.1	550.6	-12.2%	397.7	21.5%	504.0	553.6	-9.0%	397.7	26.7%
Cemig GT	269.6	342.1	-21.2%	392.7	-31.4%	418.1	472.9	-11.6%	392.7	6.5%
Gasmig	95.9	150.8	-36.4%	100.6	-4.7%	95.9	150.8	-36.4%	100.6	-4.7%
Other	96.8	144.8	-33.1%	88.0	10.0%	98.9	145.0	-31.8%	88.0	12.3%
Consolidated	945.4	1,188.3	-20.4%	979.0	-3.4%	1,116.8	1,322.3	-15.5%	979.0	14.1%

* Additional details on regulatory transmission results are provided in the section “Revenue and Regulatory EBITDA from Transmission”

5

Income Statement

R$ million	2Q26	2Q25	YoY % Change	Q1 2026	QoQ % Change
NET REVENUE	11,156	10,786	3.4%	10,463	6.6%
COSTS	(9,204)	(8,587)	7.2%	(8,750)	5.2%
Electricity and gas costs	(5,814)	(5,809)	0.1%	(5,847)	-0.6%
Infrastructure construction costs	(1,753)	(1,463)	19.8%	(1,482)	18.3%
Operating costs	(1,637)	(1,314)	24.6%	(1,421)	15.2%
GROSS PROFIT	1,952	2,200	-11.3%	1,712	14.0%
OTHER REVENUES AND EXPENSES	(123)	(509)	-75.9%	(325)	-62.2%
Expected credit losses	177	(3)	-	(83)	-
General and administrative expenses	(230)	(178)	29.4%	(202)	13.8%
Other expenses	(161)	(406)	-60.2%	(118)	36.9%
Other revenue	-	-	-	26	-
Equity income	91	77	18.0%	52	75.7%
Income before financial results and income taxes	1,829	1,691	8.2%	1,387	31.9%
Financial income	290	302	-4.1%	258	12.5%
Financial expenses	(1,086)	(615)	76.6%	(596)	82.2%
Net financial results	(796)	(313)	154.6%	(338)	135.5%
Income before income tax and social contribution	1,033	1,378	-25.0%	1,049	-1.5%
Current income tax and social contribution	(84)	(250)	-66.5%	(130)	-35.6%
Deferred income tax and social contribution	(4)	60	-	60	-
NET INCOME FOR THE PERIOD	945	1,188	-20.4%	979	-3.4%

6

Income Statement by Segment

	Electricity				Gas	Equity Income	Eliminations	Consolidated
(R$ million)	Generation	Transmission	Trading	Distribution
NET REVENUE	923	492	2,111	7,716	500	37	(623)	11,156
Intersegment	502	94	-	26	0	-	(623)	-
Third-party	421	398	2,111	7,689	500	37	-	11,156
ELECTRICITY AND GAS COSTS	(179)	(0)	(2,252)	(3,799)	(198)	(0)	615	(5,814)
Intersegment	(26)	(0)	(475)	(114)	-	0	615	-
Third-party	(152)	(0)	(1,777)	(3,686)	(198)	(1)	-	(5,814)
COSTS, EXPENSES, AND OTHER REVENUES	(213)	(246)	(229)	(2,722)	(125)	(78)	8	(3,604)
Personnel	(42)	(43)	(16)	(286)	(17)	(17)	-	(421)
Employee and management profit sharing	(5)	(5)	(4)	(27)	(3)	(10)	-	(53)
Post-employment obligations	(6)	(2)	(1)	(29)	-	(13)	-	(50)
Materials, third-party services, and other expenses, net	(75)	(23)	(10)	(659)	(20)	(49)	8	(828)
Intersegment	(6)	(1)	-	(1)	(0)	(0)	8	-
Third-party	(69)	(22)	(10)	(658)	(20)	(49)	-	(828)
Depreciation and amortization	(85)	(5)	(0)	(282)	(29)	(10)	-	(410)
Provisions and adjustments for operating losses	(0)	(3)	(198)	96	(3)	20	-	(88)
Infrastructure construction costs	-	(166)	-	(1,534)	(53)	-	-	(1,753)
COSTS, EXPENSES, AND OTHER REVENUES	(391)	(246)	(2,482)	(6,521)	(323)	(78)	623	(9,418)
Equity income	-	-	-	-	-	91	-	91
INCOME BEFORE FINANCIAL RESULT AND INCOME TAXES	532	246	(371)	1,195	177	50	-	1,829
Financial result	(42)	(33)	(0)	(608)	(32)	(80)	-	(796)
INCOME BEFORE INCOME TAXES	490	213	(371)	587	145	(30)	-	1,033
Income tax and social contribution	(25)	(24)	63	(104)	(49)	50	-	(88)
NET INCOME FOR THE PERIOD	466	189	(308)	483	96	20	-	945

7

Consolidated Energy Market

The Cemig Group billed approximately 9.6 million customers in June 2026, an increase of 131,000 customers compared to June 2025, which represents a 1.7% increase in the customer base. Of this total, 9,637,286 are end-users and self-consumers, and 623 are other players in the Brazilian electricity sector.

The chart below shows the Cemig Group’s share of sales to end-users:

Share of Energy Sales by Segment

8

Performance by Company

Cemig D

Billed Energy Market

Captive + Transport - MWh	2Q26	2Q25	YoY % Change	Q1 2026	QoQ % Change
Residential	3,256,834	3,170,399	2.7%	3,410,560	-4.5%
Industrial	5,315,913	5,483,215	-3.1%	5,281,913	0.6%
Captive market	131,038	179,077	-26.8%	123,347	6.2%
Transport	5,184,875	5,304,139	-2.2%	5,158,566	0.5%
Commercial, Services, and Other	1,506,841	1,521,024	-0.9%	1,544,105	-2.4%
Captive market	776,963	855,645	-9.2%	784,115	-0.9%
Transport	729,878	665,380	9.7%	759,990	-4.0%
Rural	692,531	778,749	-11.1%	519,590	33.3%
Captive market	653,346	745,410	-12.4%	481,742	35.6%
Transport	39,185	33,339	17.5%	37,848	3.5%
Public Services	781,396	792,114	-1.4%	773,784	1.0%
Captive market	502,687	585,327	-14.1%	516,867	-2.7%
Transport	278,709	206,788	34.8%	256,917	8.5%
Utilities	78,113	73,395	6.4%	71,147	9.8%
Transport	78,113	73,395	6.4%	71,147	9.8%
Own Consumption	7,696	6,992	10.1%	7,862	-2.1%
Total captive market	5,328,565	5,542,849	-3.9%	5,324,493	0.1%
Total energy transported for free-market clients	6,310,760	6,283,041	0.4%	6,284,468	0.4%
Total excluding DG	11,639,325	11,825,890	-1.6%	11,608,961	0.3%
DG1 Offset	1,552,154	1,340,410	15.8%	1,564,498	-0.8%
DG2 Offset	294,463	163,221	80.4%	280,206	5.1%
DG3 Offset	1,707	1,587	7.6%	793	115.2%
Total DG	1,848,324	1,505,218	22.8%	1,845,497	0.2%
Total Market including DG	13,487,648	13,331,108	1.2%	13,454,458	0.2%

Energy supply to captive customers, combined with energy transported to free-market customers and discos—excluding DG-offset energy —totaled 11,639 GWh in 2Q26, a 1.6% decrease compared to the same period in 2025. This result was mainly due to lower consumption in the industrial (-167.3 GWh or -3.1%), rural (-86.2 GWh or -11.1%), and commercial (-14.2 GWh or -0.9%) sectors, mainly due to the migration of customers to DG and the basic grid, as well as higher rainfall during the period, which reduced the need for irrigation. In contrast, the residential sector recorded an increase in consumption of 86.4 GWh (+2.7%), reflecting growth in the number of customers.

The 1.6% decrease in distributed energy, excluding DG, resulted from a 3.9% decrease (-214.3 GWh) in consumption by the captive market and a 0.4% increase (+27.7 GWh) in grid usage by the free-market customers.

Considering DG’s offset energy, total distributed energy grew by 1.2% compared to the same period last year.

9

Energy Distributed

By Segment (%)

Performance by Sector

Industrial: Energy distributed to industrial customers decreased by 3.1%* YoY and accounted for 45.7%* of Cemig D’s total, with the majority relating to energy supplied to industrial free-market customers (44.5%), which decreased by 2.2% YoY. Meanwhile, billed energy for captive customers—which accounted for 1.1% of total distribution—saw a 26.8% decrease in consumption YoY, primarily due to customers migrating to the free market.

The decline in industrial-sector consumption was impacted by the migration of two large customers to the basic grid. Excluding this effect, the reduction in distributed energy would have been 0.9%. The lower consumption in 2Q26 is related, in particular, to the Steel (-30.1%), Chemicals (-10.7%), and Ferroalloys (-5.9%) sectors, while the Non-Ferrous Metals (+9.4%), Food and Beverages (+3.3%), and Extractive Industry (+1.6%) sectors showed growth in energy consumption.

Residential: Residential consumption, which accounted for 28.0%* of the energy distributed by Cemig D, increased by 2.7% YoY, mainly due to a 2.6% growth in the number of customers in this segment (+208,100), as well as a 0.1% increase in average consumption per customer, which reached 131.1 kWh/month.

Commercial and Services: The commercial segment accounted for 12.9% of the total volume of energy distributed by Cemig D in 2Q26* and showed a 0.9% YoY decrease in consumption. The change in this segment’s volume reflects a 9.2% decrease in the billed volume for captive customers and a 9.7% increase in the volume transported to free-market customers, a trend directly linked to the migration of customers to the deregulated market. The decrease in the segment’s total consumption, in turn, is related to the decline in the number of customers.

Rural: This sector accounted for 5.9%* of total distributed energy and showed an 11.1% YoY decrease in consumption, mainly due to higher rainfall in 2Q26 compared to the same period in 2025, which reduced the need for irrigation.

Public Services: accounted for 6.7%* of distributed energy in 2Q26, with a 1.4% YoY decrease in consumption.

*Excluding DG offset energy

10

Physical Energy Balance – MWh

Metered Market – MWh	2Q26	2Q25	YoY % Change	Q1 2026	QoQ % Change
Energy transported to discos	78,113	73,395	6.4%	71,147	9.8%
Energy transported to free-market customers	6,427,521	6,207,535	3.5%	6,189,900	3.8%
Own Cargo + DG	8,867,873	8,792,162	0.9%	8,532,690	3.9%
Captive Market Consumption	5,272,543	5,550,333	-5.0%	5,438,282	-3.0%
DG Market	1,848,324	1,505,218	22.8%	1,845,136	0.2%
Losses in Distribution Network	1,747,006	1,736,611	0.6%	1,249,272	39.8%
Total Grid Load	15,373,507	15,073,092	2.0%	14,793,736	3.9%

Customer Base

In June 2026, 9.64 million consumers were billed, up 1.6% when compared to June 2025. Of this total, 6,488 are free-market customers who use Cemig D’s distribution network.

Number of captive customers	Jun/26	Jun/25	YoY % Change	Mar/26	QoQ % Change
Residential	8,281,118	8,072,997	2.6%	8,247,521	0.4%
Industrial	22,098	23,754	-7.0%	22,455	-1.6%
Commercial, Services, and Other	866,601	900,319	-3.7%	875,867	-1.1%
Rural	360,400	388,636	-7.3%	373,448	-3.5%
Public Sector	76,110	74,503	2.2%	75,148	1.3%
Street Lighting	8,553	7,354	16.3%	8,186	4.5%
Public Services	13,001	13,268	-2.0%	13,163	-1.2%
Own Consumption	878	830	5.8%	872	0.7%
Total captive customers	9,628,759	9,481,661	1.6%	9,616,660	0.1%

Number of free-market customers	Jun/26	Jun/25	YoY % Change	Mar/26	QoQ % Change
Industrial	2,499	2,290	9.1%	2,520	-0.8%
Commercial	3,288	2,914	12.8%	3,322	-1.0%
Rural	158	134	17.9%	168	-6.0%
Public Sector	85	51	66.7%	81	4.9%
Public Service	451	146	208.9%	339	33.0%
Utilities	7	8	-12.5%	8	-12.5%
Total free-market customers	6,488	5,543	17.0%	6,438	0.8%
Total captive + free market	9,635,247	9,487,204	1.6%	9,623,098	0.1%

11

2026 Tariff Adjustment

Cemig D's tariffs are adjusted annually in May, with a tariff review process conducted every five years in the same month. The annual adjustment is designed to fully pass through non-manageable costs and to apply an inflation adjustment to manageable costs, as defined in the tariff review. The adjustment index for manageable costs is IPCA, from which the X Factor is deducted to capture productivity gains, in line with the price-cap regulatory model.

On May 26, 2026, ANEEL approved the Company’s Tariff Adjustment, effective from May 28, 2026, through May 27, 2027, with an average increase of 6.50% for consumers. The average impact on low-voltage customers was 5.21%, the same percentage applied to residential consumers. Of the total 6.50% adjustment, 1.40 percentage points correspond to costs manageable by the Company (Portion B). Non-manageable costs (Portion A)—which include energy purchases, transmission, sector-specific charges, and unrecoverable revenues—contributed 0.68 percentage points, while financial items incorporated into the rate accounted for the remaining 4.42 percentage points.

Average Effect of the Tariff adjustment
High-Voltage Average	9.4%
Low-Voltage Average	5.2%
Average Effect	6.5%

More details at the following link (in Portuguese):
Approval Resolution No. 3589/2026 - Leis.org

Tariff Review

Highlights of the 2023 Tariff Review and the previous cycle:

Tariff Review	2018	2023
Gross remuneration base - R$ million	20,490	25,587
Net remuneration base - R$ million	8,906	15,200
Average depreciation rate	3.84%	3.95%
WACC (after taxes)	8.09%	7.43%
Interest on Special Bonds - R$ million	149	272
CAIMI - R$ million	333	484
QRR R$ - Depreciation (Gross base × depreciation rate)	787	1,007

* CAIMI (Custo Anual das Instalações Móveis e Imóveis) – annual cost of movable and immovable facilities (IT, vehicles and administrative buildings)

* QRR: Regulatory Depreciation Quota: Gross base x annual depreciation rate

More details at the following link:
https://www2.aneel.gov.br/aplicacoes/tarifa/arquivo/NT%2012%202023%20RTP%20Cemig.pdf

12

OPEX and EBITDA | Actual vs. Regulatory

OPEX and EBITDA outperformed regulatory benchmarks in 1H26, reaching R$416 million and R$666 million, respectively.

Notes:

Regulatory EBITDA comprises return on capital, the regulatory depreciation quota (QRR) and a percentage of the Annual Cost of Movable and Immovable Facilities (CAIMI), as published in ANEEL's Technical Notes at each Tariff Review or Tariff Adjustment.

Regulatory coverage considered: Regulatory PMSO + non-recoverable revenues + 78.45% of CAIMI.

Quality Indicators – DEC/FEC

The DEC (Equivalent Duration of Interruptions per Consumer) indicator stood at 8.43 hours at the end of 2Q26, its lowest level on record and below the regulatory limit of 9.26 hours. This represents a reduction of more than 1 hour compared with the 12-month period ended June 2025. The FEC (Equivalent Frequency of Interruptions per Consumer Unit) indicator also remained below the regulatory limit of 5.37, reaching 4.86 for the 12-month period ended in June 2026.

Delinquency Management

The collection rate has remained above 99% since 2022, reaching 99.14% in June 2026. This performance reflects the effectiveness of the Company’s collection tools and the successful conclusion of significant negotiations that resulted in customer payments.

Digital channels—including PIX, direct debit, credit cards, and the mobile app—accounted for 74.08% of total collections, compared with 67.50% in June 2025. PIX was particularly noteworthy, consolidating its position as customers’ primary payment method due to its convenience and the effectiveness of the Company’s promotional campaigns. Representing approximately 40% of total collections, PIX delivers significant efficiency gains by reducing operating expenses and improving the Company’s cash flow.

13

Account Collection Rate - ARFA (%)

(Collections/Billing) – 12-Month Moving Average

Losses

Energy losses remained below the regulatory target in the 12-month period ended June 2026, reaching 11.40%, compared with the regulatory target of 11.48%. Since the previous tariff adjustment, effective May 28, 2025, the Company has applied an enhanced methodology for calculating regulatory coverage of non-technical losses, as established by ANEEL Technical Note No. 53/2025. The methodology now uses metered energy rather than billed energy as the basis for calculation, resulting in increased tariff coverage for energy losses.

Among the key loss-reduction measures implemented in the first half of the year were 169,000 inspections, the replacement of more than 145,000 obsolete meters, and the replacement of 157,000 conventional meters with smart meters. The latter brought the total number of smart meters installed since the project began in September 2021 to 760,000. The Company also continued regularizing unauthorized connections for households in informal settlements and high-complexity areas using shielded wiring, reaching 28,500 regularizations since the initiative began in February 2023.

For 2026, the Company plans to conduct 358,000 inspections, install 400,000 smart meters, replace 150,000 obsolete meters, and regularize connections for 25,000 households in low-income communities using BT Zero and Shielded Meter Panel technologies. It also plans to expand the use of capacitor banks to improve the control of technical losses, alongside other structural initiatives.

Total Losses

14

Actual Losses

Regulatory Losses

15

Cemig GT/Holding

Energy Market

Energy sales by Cemig GT and Cemig Holding, excluding CCEE, decreased 2.9% YoY, while energy billed by Cemig GT totaled 7,069 GWh, up 11.3% (+716.9 GWh) YoY. Cemig Holding recorded sales of 3,848 GWh, a 21.3% decrease compared to the same period last year. Of the total sold by the Holding and Cemig GT in 2Q26, 509.0 GWh were sold in the retail market.

Cemig GT - MWh	2Q26	2Q25	YoY % Change	1Q26	QoQ % Change
Free-Market Customers	3,916,242	3,625,816	8.0%	3,629,097	7.9%
Industrial	2,648,039	2,441,227	8.5%	2,342,687	13.0%
Commercial	1,167,139	1,152,685	1.3%	1,207,399	-3.3%
Rural	47,369	27,707	71.0%	39,352	20.4%
Public Sector	53,695	4,197	1,179.3%	39,659	35.4%
Free Market (ACL) – Traders and Cooperatives	1,998,179	1,574,194	26.9%	1,737,699	15.0%
Quota Supply	565,793	565,513	0.0%	567,622	-0.3%
Regulated Market (ACR)	555,750	554,118	0.3%	571,697	-2.8%
Regulated Market (ACR) – Cemig D	33,132	32,580	1.7%	33,437	-0.9%
Total GT	7,069,095	6,352,221	11.3%	6,539,552	8.1%

Cemig H - MWh	2Q26	2Q25	YoY % Change	1Q26	QoQ % Change
Free-Market Customers	2,103,383	2,481,986	-15.3%	2,050,436	2.6%
Industrial	1,654,713	1,978,731	-16.4%	1,580,159	4.7%
Commercial	398,634	476,561	-16.4%	405,428	-1.7%
Rural	26,800	26,694	0.4%	41,859	-36.0%
Public Service	23,236		-	22,991	1.1%
Free Market (ACL) – Traders and Cooperatives	1,744,359	2,408,829	-27.6%	2,063,547	-15.5%
Total H	3,847,741	4,890,815	-21.3%	4,113,984	-6.5%

Cemig GT + H	10,916,837	11,243,037	-2.9%	10,653,535	2.5%

16

Energy Balance – Sales Breakdown

https://ri.cemig.com.br/en/financial-information/electric-energy-balances

Energy Supply and Demand Balance – Cemig Group* – Position in July 2026

MW average
6,000
5,000
4,000
3,000
2,000
1,000
0
9
2,239
2,359
1,320
473
149
128
1,812
1,739
1,080
473
985
169
1,170
1,545
746
473
1,681
427
636
756
746
473
1,516
627
457
700
746
473
1,239
1,473
746
473
1,269
1,508
742
473
1,318
1,469
732
473
1,381
1,420
705
450
1,469
1,333
678
426
2026
2027
2028
2029
2030
2031
2032
2033
2034
2035
Sales: Regulated Market
Sales: ACR SPEs
Sales: Free Market Conventional
Sales: Free Market with Incentives
Supply Available for Sale
Shortfall
Probable Renewals
Own Resources

(*) For 2026, the balance reflects the position from August to December 2026. It accounts for the energy availability of Cemig Group companies (power plants with 100% ownership and the Queimado plant), excluding the Volta do Rio and Parajuru wind farms and distributed generation plants. The balance incorporates a projected GSF of 0.854 for 2026. No GSF projections were made for 2027 onwards.

	2026	2027	2028	2029	2030	2031	2032	2033	2034	2035
Total Supply	5,151	3,966	3,089	2,362	2,327	2,304	2,274	2,225	2,139	2,027
Current Balance	9	-128	-169	427	627	1,473	1,508	1,469	1,420	1,333
Total Sales	5,142	4,094	3,258	1,935	1,699	831	766	756	718	694

17

Gasmig

Gasmig is the exclusive distributor of piped natural gas in the state of Minas Gerais, serving the industrial, commercial, residential, compressed natural gas, automotive, and thermoelectric power generation segments. Its concession runs through January 2053, and Cemig holds a 99.57% interest in the company.

EBITDA - R$ thousand	2Q26	2Q25	YoY % Change	1Q26	QoQ % Change
Net Income	95,899	150,821	-36.4%	100,598	-4.7%
Income tax and social contribution expense	50,765	73,467	-30.9%	47,083	7.8%
Financial result	32,048	(4,533)	-	21,138	51.6%
Depreciation and amortization	27,193	23,735	14.6%	23,922	13.7%
EBITDA as defined in “CVM Resolution 156”	205,905	243,490	-15.4%	192,741	6.8%

The decline in Gasmig’s EBITDA (-15.4%) was driven by a 17.0% drop in total gas distribution volume and by the migration of customers to the free market, which offers a lower margin.

The YoY decrease in total gas volume distributed resulted from a 55.7% reduction in volume sold to the captive market (-108,800 m³), partially offset by a 75.6% increase in volume distributed to free-market customers (+61,700 m³). Lower sales volumes reflected industrial customers’ migration to the free market, which in turn increased distributed volumes in that segment. Considering the total volume distributed, the industrial sector was primarily responsible for the reduction, with a decrease of 31,400 m³ YoY, while the thermal segment saw a decrease of 15,300 m³.

Gasmig saw a 5.9% increase in the number of customers compared to June 2025, reaching 113,057 consumers in 2Q26, mainly due to the increase of 6,300 customers in the residential sector.

MARKET (Volume in thousand m³)	2024	2025	2Q26	2Q25	YoY % Change	1Q26	QoQ % Change
Automotive	22,511	19,216	4,768	3,939	-17.4%	3,923	0.4%
Compressed Natural Gas - Automotive	630	417	110	56	-49.1%	97	-42.3%
Industrial	786,363	513,509	174,789	69,896	-60.0%	76,892	-9.1%
Compressed Natural Gas - Industrial	10,275	8,938	2,643	2,444	-7.5%	1,487	64.4%
Residential	12,095	13,194	3,550	3,366	-5.2%	3,028	11.2%
Cogeneration	12,164	10,108	3,371	100	-97.0%	123	-18.7%
Commercial	23,203	24,598	6,161	6,790	10.2%	6,281	8.1%
Subtotal - captive market	867,241	589,980	195,392	86,591	-55.7%	91,831	-5.7%
Industrial - free market	107,723	364,178	58,901	132,849	125.5%	134,841	-1.5%
Compressed Natural Gas - Industrial - free market	7,699	10,145	2,581	2,288	-11.4%	2,255	1.5%
Cogeneration - free market	0	3,763		3,272	-	3,786	-13.6%
Thermal - free market	58,046	66,919	20,112	4,846	-75.9%	11,785	-58.9%
Subtotal - free market	173,468	445,005	81,594	143,255	75.6%	152,667	-6.2%
Total (captive + free market)	1,040,709	1,034,985	276,986	229,845	-17.0%	244,498	-6.0%

It is worth noting that the most recent tariff review process for Gasmig took place in April 2022, with the following highlights:

•	Decrease in WACC rate (actual, after taxes) from 10.02% p.a. to 8.71% p.a.
•	Significant increase in Net Remuneration Base, which reached R$3.48 billion
•	Full recognition of PMSO costs by the regulator

18

Consolidated Financial Performance

Operating Revenue

R$ thousand	2Q26	2Q25	YoY % Change	1Q26	QoQ % Change
Gross electricity supply	9,055,911	8,686,379	4.3%	8,995,136	0.7%
Revenue from use of the distribution system – TUSD	1,633,700	1,414,496	15.5%	1,510,020	8.2%
CVA and other financial components	213,753	70,394	203.7%	369,582	-42.2%
Revenue from transmission operation and maintenance	103,282	114,197	-9.6%	49,336	109.3%
Revenue from construction and transmission improvements	223,329	179,130	24.7%	151,789	47.1%
Financial return on transmission contract assets	180,024	30,416	491.9%	38,341	369.5%
Revenue from generation compensation	35,805	31,201	14.8%	35,146	1.9%
Revenue from distribution construction	1,587,229	1,324,446	19.8%	1,376,970	15.3%
Remeasurement of the distribution concession's indemnifiable financial asset (VNR)	79,686	26,618	199.4%	65,278	22.1%
Revenue from indexation of the concession grant bonus	147,979	118,859	24.5%	120,632	22.7%
Settlement at CCEE	65,442	39,585	65.3%	19,832	230.0%
Gas supply	563,336	965,491	-41.7%	556,413	1.2%
Customer compensation for continuity breaches	(39,694)	(39,949)	-0.6%	(48,017)	-17.3%
Other revenue	1,109,677	1,315,539	-15.6%	1,030,792	7.7%
Taxes and charges levied on revenue	(3,803,221)	(3,490,507)	9.0%	(3,808,707)	-0.1%
Net revenue	11,156,238	10,786,295	3.4%	10,462,543	6.6%

Gross Energy Supply

(1) The average price does not include revenue from unbilled supply

19

Consolidated Energy Sales*: -1.0%

GWh

*Including DG-offset energy

Revenue from Energy Supply

Gross revenue from energy supply went up by 4.3%, to R$9,055.9 million in 2Q26 from R$8,686.4 million in 2Q25. The change was primarily driven by the annual tariff adjustment for Cemig D and the higher volume of energy sold to residential customers.

Transmission

The Company’s transmission revenue consists of operating and maintenance revenue, construction revenue, and financial remuneration of the contract asset. In 2Q26, transmission revenue totaled R$506.6 million, up 56.5% YoY. This change is explained by the increase in revenue from financial remuneration of the contract asset, which grew by R$149.6 million due to the higher IPCA during the period (the inflation index used to adjust most of the revenue), and by the R$44.2 million increase in construction revenue, resulting from higher investments.

Gas

Gross revenue from gas supply totaled R$563.4 million in 2Q26, down 41.7%, mainly due to the migration of industrial customers to the free market, the main factor behind the 55.7% decline in sales volume.

TUSD (Tariff for Use of the Distribution System)

TUSD’s revenue—derived from charges levied on free-market consumers for distributed energy—increased by R$219.2 million (+15.5%) YoY in 2Q26. This change stems from the disco’s annual tariff adjustments, implemented on May 28, 2025—with full effect in 2Q26—and on May 28, 2026—with impact effective as of that date—as well as from the increase in charges paid by free-market consumers.

CVA (regulatory deferral account for variances in Portion A costs) and Other Financial Components

Revenue of $213.7 million was recognized in 2Q26, up 203.7% YoY, mainly because energy purchase and CDE costs exceeded the amounts incorporated into the tariff adjustment.

Cemig D recognizes in its financial statements the positive or negative variances between actual non-manageable costs and the estimated costs used as the basis for setting tariffs. These balances represent the amounts that will be reimbursed to consumers or passed on to Cemig D in future tariff adjustments.

20

Operating Costs and Expenses

CONSOLIDATED - R$ thousand	2Q26	2Q25	YoY % Change	1Q26	QoQ % Change
Energy purchased for resale	4,785,257	4,547,303	5.2%	4,915,028	-2.6%
Basic grid usage charges	830,506	776,715	6.9%	718,658	15.6%
Gas purchased for resale	198,475	485,097	-59.1%	213,270	-6.9%
Construction cost	1,753,090	1,463,371	19.8%	1,482,436	18.3%
Personnel	420,807	388,389	8.3%	365,592	15.1%
Employee and management profit sharing	53,380	46,024	16.0%	45,054	18.5%
Post-employment obligations	50,233	109,324	-54.1%	50,233	0.0%
Materials	24,341	26,654	-8.7%	32,348	-24.8%
Third-party services	640,052	527,007	21.5%	596,063	7.4%
Depreciation and amortization	410,069	368,393	11.3%	401,321	2.2%
Provisions (reversals)	215,149	63,999	236.2%	84,000	156.1%
Expected credit losses	(177,013)	3,098	-	83,363	-
Expected loss on other receivables	50,312	30,126	67.0%	34,534	45.7%
RBSE Remeasurement	-	198,895	-	-	-
Other costs and expenses	163,717	138,641	18.1%	131,804	24.2%
Total Costs and Expenses	9,418,375	9,173,036	2.7%	9,153,704	2.9%
Gain on disposal of intangible assets	-	-	-	(26,191)	-
Total Other Revenue (expense reduction)	-	-	-	(26,191)	-
GRAND TOTAL	9,418,375	9,173,036	2.7%	9,127,513	3.2%

Operating costs and expenses totaled R$9.42 billion in 2Q26, an YoY increase of R$245.3 million (+2.7%). This change is primarily due to a R$238.0 million increase in the cost of energy purchased for resale and a R$289.7 million increase in construction costs (higher investments), offset by a decrease of R$286.7 million in the cost of gas purchased for resale.

Further details on costs and expenses are provided below.

Energy Purchased for Resale

CONSOLIDATED - R$ thousand	2Q26	2Q25	YoY % Change	1Q26	QoQ % Change
Energy purchased in the free market	1,968,106	1,656,838	18.8%	1,781,732	10.5
Energy purchased through auctions in regulated market	1,064,799	1,046,488	1.7%	1,260,776	-15.5%
Distributed generation	901,198	846,075	6.5%	1,018,078	-11.5%
Short-term energy	585,257	489,394	19.6%	593,620	-1.4%
Itaipu Binacional energy	277,364	322,822	-14.1%	271,131	2.3%
Firm energy quota contracts	176,360	200,845	-12.2%	187,244	-5.8%
Bilateral contracts	26,620	132,433	-79.9%	26,328	1.1%
PROINFA	108,404	134,838	-19.6%	108,403	0.0%
Quotas for Angra I and II power plants	62,643	83,446	-24.9%	54,984	13.9%
PIS/PASEP and COFINS credits	(385,494)	(365,876)	5.4%	(387,268)	-0.5%
TOTAL	4,785,257	4,547,303	5.2%	4,915,028	-2.6%

Consolidated costs for electricity purchased for resale totaled R$4.79 billion in 2Q26, an increase of R$238.0 million YoY. This change is primarily due to the following factors:

21

•	Costs of energy purchased in the free market, which represent the largest component of energy purchase costs (R$1,968.1 million), increased by R$311.3 million (+18.8%) YoY, mainly reflecting the need to buy energy to close open positions at the higher prices prevailing through 2026.
•	A R$96.9 million (19.6%) increase in short-term energy costs, primarily explained by an energy deficit at Cemig D, resulting in exposure to the short-term market.
•	A R$105.8 million decrease in the cost of energy from bilateral contracts.
Cemig D R$ thousand	2Q26	2Q25	YoY % Change	1Q26	QoQ % Change
Energy purchased through auctions in regulated market	1,072,517	1,057,434	1.4%	1,276,628	-16.0%
Distributed generation	901,198	846,075	6.5%	1,018,078	-11.5%
Short-term energy	499,636	333,854	49.7%	328,894	51.9%
Itaipu Binacional energy	277,364	322,822	-14.1%	271,131	2.3%
Firm energy quota contracts	188,658	205,235	-8.1%	191,504	-1.5%
Bilateral contracts	26,620	132,433	-79.9%	26,328	1.1%
PROINFA	108,404	134,838	-19.6%	108,403	0.0%
Quotas for Angra I and II power plants	56,840	83,446	-31.9%	49,970	13.7%
PIS/PASEP and COFINS credits	(195,527)	(198,698)	-1.6%	(197,993)	-1.2%
TOTAL	2,935,710	2,917,439	0.6%	3,072,943	-4.5%

Gas Purchased for Resale

In 2Q26, the cost of gas purchases was R$198.5 million, representing an YoY decrease of R$286.6 million. This change is primarily due to the reduction in the volume of gas purchased to meet demand in the regulated market, given the migration of major industrial customers to the free gas market.

Third-party Services

Expenses for third-party services rose 21.5% (+R$113.0 million) YoY, driven primarily by the following increases: R$54.8 million (+30.1%) for maintenance and upkeep of electrical equipment, largely due to an increase in preventive maintenance; R$13.5 million (+38.8%) for information technology, R$11.1 million (+42.9%) for tree trimming, and R$9.2 million (22.4%) for right-of-way cleaning. The increase in expenses is directly related to the higher volume of work performed during the period, with a focus on strengthening the grid’s resilience and improving the quality and reliability of the energy supply.

Expected Credit Losses (ECL)

Expenses related to expected credit losses represented a reversal of R$177.0 million in 2Q26, compared to losses of R$3.1 million in 2Q25. The reversal in 2Q26 resulted from a revision to the methodology for calculating Expected Credit Losses (ECL) aimed at improving the alignment of estimates with the actual recoverability of receivables, with an impact of R$232.2 million. The main changes implemented were:

•	extending the default recognition horizon to 60 months (previously: performing/36 months and non-performing/18 months);
•	improvement of the methodology applied to performing and non-performing loan portfolios through a revision of the provisioning matrix, allowing for a more accurate measurement that better reflects the historical recovery behavior of loans.

The revision was based on three main pillars: (i) the effectiveness of collection tools, as evidenced by improvements in the aging profile of outstanding receivables; (ii) benchmarking against other companies in the electric power sector; and (iii) consistency with the concepts applied by ANEEL in calculating Irrecoverable Revenues, bringing regulatory and IFRS methodologies into closer alignment.

22

Provisions for Contingencies

Provisions for contingencies totaled R$215.1 million in 2Q26, up R$151.2 million YoY. The change is primarily explained by the recognition of a provision resulting from an award in an arbitration proceeding initiated by a free-market customer.

Post-employment obligations

Expenses related to post-employment obligations decreased by R$59.1 million YoY. Excluding the non-recurring effect of the remeasurement of the obligation in 2Q25, the expense would have been R$80.2 million lower. The reduction in this expense is a direct result of the termination of the obligation related to the healthcare plan, pursuant to an agreement with unions and retirees that was ratified by the Regional Labor Court (TRT) at the end of 2025.

Personnel

Personnel expenses totaled R$420.8 million in 2Q26, up R$32.4 million YoY. The main factors driving this growth were the annual collective wage adjustment and the voluntary dismissal programs (VDPs) implemented in 2Q26 and 2Q25, with expenses of R$42.8 million and R$25.4 million, respectively.

Personnel Costs Evolution

R$ million excluding VDPs

Number of Employees by Company

23

Equity Income

R$ thousand	2Q26	2Q25	YoY % Change	1Q26	QoQ % Change
TAESA	120,634	106,958	13,676	74,184	46,450
Paracambi	4,935	4,527	408	4,098	837
Guanhães Energia	2,387	2,182	205	2,517	(130)
Cachoeirão HPP	548	1,677	(1,129)	2,277	(1,729)
Cemig Sim (Holdings)	0	3,920	(3,920)	0	0
Pipoca HPP	0	180	(180)	404	(404)
Belo Monte (Aliança Norte and Amazônia Energia)	(37,121)	(42,026)	4,905	(31,155)	(5,966)
Total	91,383	77,418	13,965	52,325	39,058

Equity income increased by R$14.0 million in 2Q26 compared to the same period last year. This performance was primarily driven by improved results at TAESA, reflecting the energization of new transmission assets and the resulting incremental RAP, as well as higher inflation indices (IGP-M and IPCA), which positively impacted the financial remuneration of contract assets. Worth noting that Cemig Sim no longer recognizes results under the equity method, as it divested its interests in other companies at the end of 2025 and now owns all of its assets directly.

24

Consolidated EBITDA

(1) EBITDA is a non-GAAP measure prepared by the Company and reconciled to its consolidated financial statements in accordance with Circular Letter CVM/SNC/SEP No. 01/2007 and CVM Resolution No. 156, dated June 23, 2022. It consists of net income adjusted for net financial result, depreciation and amortization, and income tax and social contribution. EBITDA is not a measure recognized under Brazilian GAAP or IFRS, has no standardized definition, and may not be comparable to similarly titled measures reported by other companies. The Company discloses EBITDA because it uses the measure to assess its performance. EBITDA should not be considered in isolation or as a substitute for net income or operating income, as an indicator of operating performance or cash flow, or as a measure of liquidity or of the ability to service debt. The Company adjusts EBITDA in accordance with CVM Resolution No. 156/2022 to exclude non-recurring items that do not reflect its underlying cash generation.

Consolidated EBITDA 2Q26 R$ thousand	Generation	Transmission	Trading	Distribution	Gas	Holding / Equity Interests	Total
Net Income for the period	465,514	189,072	(308,139)	483,134	95,897	19,966	945,444
Income and social contribution taxes	24,737	23,769	(63,283)	103,627	49,062	(50,015)	87,897
Financial result	42,030	33,322	269	608,194	32,050	80,040	795,905
Depreciation and amortization	84,847	4,941	3	281,795	28,896	9,587	410,069
EBITDA as defined in “CVM Resolution 156”	617,128	251,104	(371,150)	1,476,750	205,905	59,578	2,239,315
Non-recurring and non-cash items
Net income attributable to non-controlling shareholders	-	-	-	-	(412)	-	(412)
Voluntary Dismissal Program	4,188	2,588	593	31,546	-	3,882	42,797
Provisions - Consumer Relations	-	-	190,653	-	-	-	190,653
Adjusted EBITDA	621,316	253,692	(179,904)	1,508,296	205,493	63,460	2,472,353

Consolidated EBITDA 2Q25 R$ thousand (Restated)	Generation	Transmission	Trading	Distribution	Gas	Holding / Equity Interests	Total
Net Income for the period	449,724	(2,841)	6,481	550,550	150,820	33,547	1,188,281
Income and social contribution taxes	31,781	(36,693)	(3,961)	147,391	71,765	(20,474)	189,809
Financial result	(11,424)	5,137	9,711	288,644	(6,058)	26,577	312,587
Depreciation and amortization	78,044	4,652	3	254,372	25,438	5,884	368,393
EBITDA as defined in “CVM Resolution 156”	548,125	(29,745)	12,234	1,240,957	241,965	45,534	2,059,070
Non-recurring and non-cash items
Net income attributable to non-controlling shareholders	-	-	-	-	(648)	-	(648)
Remeasurement of post-employment liabilities	(2,302)	(1,422)	(326)	(16,163)	-	(948)	(21,161)
RBSE Remeasurement	-	198,895	-	-	-	-	198,895
Voluntary Dismissal Program	1,920	1,187	272	20,812	-	1,200	25,391
Adjusted EBITDA	547,743	168,915	12,180	1,245,606	241,317	45,786	2,261,547

Consolidated EBITDA 1Q26 R$ thousand	Generation	Transmission	Trading	Distribution	Gas	Holding / Equity Interests	Total
Net Income for the period	396,428	138,987	(125,152)	397,653	100,598	70,465	978,979
Income and social contribution taxes	33,065	20,581	(28,658)	54,435	38,568	(48,039)	69,952
Financial result	23,619	14,414	(7,243)	283,611	21,138	2,885	338,424
Depreciation and amortization	79,143	4,610	3	274,697	32,437	10,431	401,321
EBITDA as defined in “CVM Resolution 156”	532,255	178,592	(161,050)	1,010,396	192,741	35,742	1,788,676
Non-recurring and non-cash items
Net income attributable to non-controlling shareholders	-	-	-	-	(434)	-	(434)
Adjusted EBITDA	532,255	178,592	(161,050)	1,010,396	192,307	35,742	1,788,242

25

Consolidated EBITDA grew 8.8% YoY in 2Q26 and totaled R$2.24 billion, while Adjusted EBITDA was R$2.47 billion, up 9.3% from 2Q25. The main factors affecting the comparison are as follows:

•	A 19.0% increase in Cemig D’s EBITDA, driven primarily by the positive impact of the tariff adjustment, the reduction in post-employment expenses, the revision of the methodology for calculating expected credit losses (ECL)—which had a positive effect of R$232.2 million in 2Q26—and strong performance in energy losses
•	An R$80.3 million reduction in adjusted post-employment benefit expense, excluding the positive effect of R$21.1 million from the remeasurement that occurred in 2Q25. The reduction is a result of the termination of the obligation related to the healthcare plan, pursuant to an agreement ratified by the Regional Labor Court (TRT) at the end of 2025.
•	A decrease of R$383.4 million in EBITDA and R$192.1 million in adjusted EBITDA from the trading business YoY, driven primarily by:
o	higher costs to close out open positions at higher prices
o	the negative impact of a R$190.6 million provision resulting from an award in an arbitration proceeding initiated by a free-market customer
•	Gasmig’s adjusted EBITDA decreased by R$35.8 million YoY, reflecting a 17.0% decline in distributed volume due to customer migration to the free market, where regulatory margins are lower.
•	Change in the accounting treatment of monetary restatement of provisions, which is now recognized as a financial expense, while provisions and reversals remain in operating income. In 2Q25 (restated for comparison purposes), the monetary adjustment of provisions resulted in a financial expense of R$49.6 million, compared with R$123.4 million in 2Q26, including R$26.2 million in financial updates related to a provision arising from the arbitration award mentioned above.
•	Recognition of net revenue from subsidies in the amount of R$374.9 million in 2Q25, relating to both the quarter and the other periods of the June 2024–May 2025 tariff cycle, resulting from an adjustment related to the difference between the projected and actual amounts in the 2024–2025 tariff cycle
•	Remeasurement of RBSE’s contract asset with a negative impact of R$198.9 million on 2Q25 EBITDA

26

Cemig D EBITDA

R$ thousand	2Q26	2Q25 Restated	YoY % Change	1Q26	QoQ % Change
Net income for the period	483,134	550,554	-12.2%	397,653	21.5%
Income tax and social contributions	103,627	147,390	-29.7%	54,436	90.4%
Net financial income	608,194	288,643	110.7%	283,611	114.4%
Amortization	281,795	254,373	10.8%	274,697	2.6%
EBITDA as defined in “CVM Resolution 156”	1,476,750	1,240,960	19.0%	1,010,396	46.2%
Scheduled Voluntary Dismissal Program	31,546	20,812	51.6%	-	-
Remeasurement of post-employment liabilities	-	(16,163)	-	-	-
Adjusted EBITDA	1,508,296	1,245,609	21.1%	1,010,396	49.3%
VNR	79,686	26,618	199.4%	65,278	22.1%
Adjusted EBITDA (-) VNR	1,428,610	1,218,991	17.2%	945,118	51.2%

Cemig D reported EBITDA of R$1,476.7 million, up 19.0% YoY. Adjusted EBITDA, in turn, grew 21.1% compared to the same period last year. The main factors affecting YoY EBITDA are as follows:

•	A tariff adjustment with an average effect of 6.5% and a 4.9% adjustment to Portion B effective May 28, 2026, offset by a reduction in billed market volume YoY
o	Distributed energy excluding DG: -1.6% (comprising -3.9% in the captive market and +0.4% in the free market). This change mainly reflects the shift to DG, lower industrial consumption (-3.1%)—still influenced by the migration of two large customers to the basic grid during 2Q25—and the decline in rural consumption (-11.1%) due to higher rainfall. In contrast, residential consumption increased by 2.7% compared to the same period in 2025
o	Total distributed energy, including DG-offset energy, grew 1.2% YoY
•	A R$58.2 million reduction in adjusted post-employment benefit expenses, excluding the positive effect of R$16.2 million from the remeasurement that occurred in 2Q25. The reduction is explained by the termination of the post-employment benefit related to the health plan, effective as of the agreement ratified by the Regional Labor Court (TRT) at the end of 2025
•	A R$232.2 million positive effect resulting from the revision of the methodology for calculating expected credit losses (ECL). As a result, ECL in 2Q26 represented a reversal of R$175.2 million, compared to an expense of R$2.2 million in 2Q25
•	Improved performance in energy losses, which closed the 12-month rolling window at 11.40%, outperforming the regulatory target of 11.48%
•	Expenses related to the voluntary dismissal program, carried out in 2Q26 and 2Q25, were R$31.5 million and R$20.8 million, respectively
•	VNR of R$79.7 million in 2Q26 and R$26.6 million in 2Q25
•	Change in the accounting treatment of monetary restatement of provisions, which is now recognized as a financial expense, while provisions and reversals remain in operating income. In 2Q26, the monetary restatement of provisions represented a financial expense of R$69.6 million, compared to R$31.2 million in 2Q25 (reclassified for comparison purposes)
•	Recognition of net revenue from subsidies in the amount of R$374.9 million in 2Q25, relating to both the quarter and the other periods of the June 2024–May 2025 tariff cycle, resulting from an adjustment related to the difference between the projected and actual amounts in the 2024–2025 tariff cycle, particularly regarding discounts applied to incentivized sources and to DG

27

Cemig GT EBITDA

2Q26 R$ thousand	Generation	Transmission	Trading	Equity Interests	Total
Net income for the period	468,395	177,113	(297,631)	(78,287)	269,590
Income tax and social contribution expense	24,736	22,227	(57,828)	3,254	(7,611)
Financial result	42,030	33,907	9,792	34,131	119,860
Depreciation and amortization	86,249	5,001	3	6,649	97,902
EBITDA as defined in “CVM Resolution 156”	621,410	238,248	(345,664)	(34,253)	479,741
Provision - arbitration proceedings from free-market client	-	-	190,653	-	190,653
Voluntary Dismissal Program	4,188	2,588	593	797	8,166
Adjusted EBITDA	625,598	240,836	(154,418)	(33,456)	678,560

2Q25 Restated R$ thousand	Generation	Transmission	Trading	Equity Interests	Total
Net income for the period	460,115	(6,031)	(55,415)	(56,549)	342,120
Income tax and social contribution expense	32,081	(37,895)	(16,295)	3,971	(18,138)
Financial result	(11,506)	5,549	587	14,204	8,834
Depreciation and amortization	76,419	5,852	3	-	82,274
EBITDA as defined in “CVM Resolution 156”	557,109	(32,525)	(71,120)	(38,374)	415,090
Voluntary Dismissal Program	1,920	1,187	272	366	3,745
RBSE Remeasurement	-	198,895	-	-	198,895
Remeasurement of post-employment liabilities	(2,302)	(1,422)	(326)	(438)	(4,488)
Adjusted EBITDA	556,727	166,135	(71,174)	(38,446)	613,242

Q1 2026 R$ thousand	Generation	Transmission	Trading	Equity Interests	Total
Net income for the period	395,359	136,979	(104,746)	(34,872)	392,720
Income tax and social contribution expense	33,066	19,478	(18,147)	2,504	36,901
Financial result	23,619	14,971	(7,243)	20,175	51,522
Depreciation and amortization	82,749	4,670	3	7,083	94,505
EBITDA as defined in “CVM Resolution 156”	534,793	176,098	(130,133)	(5,110)	575,648
Adjusted EBITDA	534,793	176,098	(130,133)	(5,110)	575,648

Cemig GT’s EBITDA totaled R$479.7 million in 2Q26, up 15.6% from 2Q25, while adjusted EBITDA grew by 10.7%. The main factors affecting EBITDA in 2Q26 and 2Q25 and the year-over-year change are as follows:

•	Higher revenue from energy supply of R$307.8 million (+21.3%) YoY, due to growth in the volume of energy sold (+11.3%) as well as in the average price (+6.0%)
•	A 28.4% increase in transmission revenue, driven by the implementation of reinforcements and improvements (RAP addition), an increase in financial remuneration of the contract asset due to the higher IPCA in 2Q26 (1.42% in 2Q26 and 0.93% in 2Q25), and by higher construction revenue, reflecting increased investments during the period
•	Positive impact of the higher GSF on generation activity (0.996 in 2Q26 vs. 0.955 in 2Q25)
•	Negative effect of the R$190.6 million provision on 2Q26 EBITDA, resulting from an award in an arbitration proceeding initiated by a customer
•	Negative impact on the trading segment due to exposure to the PLD difference between submarkets, amounting to R$66.8 million in 2Q26 and R$76.1 million in 2Q25

28

•	A R$17.0 million reduction in adjusted post-employment benefit expense, excluding the R$4.5 million positive effect from the remeasurement that occurred in 2Q25. The reduction is explained by the termination of the post-employment benefit related to the healthcare plan, effective as of the agreement ratified by the Regional Labor Court (TRT) at the end of 2025
•	Recognition in 2Q25 of a reduction in contract assets in the amount of R$198.9 million, net of PIS/Pasep and Cofins taxes, resulting from the remeasurement of the financial component of the RBSE, due to the changes introduced by Aneel Resolution No. 3,469/2025

Financial Income and Expenses

FINANCIAL RESULT - R$ thousand	2Q26	2Q25	YoY % Change	1Q26	QoQ % Change
Financial income	290,189	302,444	-4.1%	257,960	12.5%
Financial expenses	(1,086,094)	(615,031)	76.6%	(596,384)	82.1%
Financial result	(795,905)	(312,587)	154.6%	(338,424)	135.2%

The consolidated financial results for 2Q26 was a net expense of R$795.9 million, up R$483.3 million YoY, primarily due to the following factors:

•	A R$96.8 million increase in financial expenses related to debenture charges, due to higher gross debt, which also contributed to a R$175.4 million increase in monetary variation expenses linked to the debentures. The latter was also impacted by the higher IPCA during the period (1.42% in 2Q26 vs. 0.93% in 2Q25)
•	A R$168.3 million financial expense which was recognized in 2Q26 for the restatement of consumer DG credits, reflecting the new tariffs approved in the May tariff adjustment, compared with R$75.3 million in 2Q25.
•	R$70.6 million YoY decrease in income from financial investments in 2Q26, reflecting a lower average cash balance during the period.

Net Income

Cemig reported net income of R$945.4 million in 2Q26, compared to R$1,188.3 million in 2Q25. Adjusted earnings were 15.5% lower than those recorded in 2Q25, totaling R$1.17 billion.

As discussed in the previous sections, net income was primarily impacted by lower EBITDA from the Trading business, partially offset by stronger EBITDA from the Distribution, Generation and Transmission businesses. Net income was also affected by higher financial expenses (+ R$483.3), mainly reflecting the increase in net debt, higher inflation as measured by IPCA in 2Q26, higher monetary adjustment expenses on provisions, and the restatement of DG customers’ credits.

RECONCILIATION OF CONSOLIDATED RECURRING NET INCOME R$ thousand	2Q26	2Q25	1Q26
Net income for the period (IFRS)	945,444	1,188,281	978,979
Remeasurement of post-employment liabilities	-	(13,966)	-
RBSE remeasurement	-	131,271	-
Provision - arbitration proceedings from free-market client	143,130	-
Voluntary dismissal program	28,246	16,758	-
RECURRING NET INCOME	1,116,820	1,322,344	978,979

29

Investments

Total investments amounted to R$3.28 billion in 1H26, representing a 19.2% increase compared to 1H25. Of this amount, R$1.80 billion was invested in 2Q26.

The main highlights this quarter were: a R$1.36 billion investment by Cemig Distribuição, comprising a 91 MVA expansion in transformer capacity, 5 new substations and 2 expanded ones, the construction of 1,121 km of low- and medium-voltage networks, and the installation of 66,000 smart meters. In addition, there was an investment of R$165.9 million in transmission reinforcements and improvements, the addition of 26 MWp of installed capacity in distributed photovoltaic generation, and the construction of 23.8 km of gas pipelines by Gasmig.

The investment program supports the modernization and reliability of CEMIG’s electric system, in line with the Company’s strategic focus on Minas Gerais, its core businesses, and continuously improving customer service. Investments totaling BRL 43.70 billion are planned for 2026–2030, of which BRL 6.72 billion is earmarked for 2026.

Execution of the company’s investment program ensures the MODERNIZATION and RELIABILITY of CEMIG’s electric system

30

Consolidated Debt

CONSOLIDATED - R$ thousand	jun/26	2025	% Change
Gross Debt	22,352,709	19,465,331	14.8%
Cash and cash equivalents + marketable securities	3,082,109	2,661,338	15.8%
Hedge	87,526	8,508	928.7%
Net Debt	19,358,126	16,812,501	15.1%

CEMIG GT (R$ thousand)	jun/26	2025	% Change
Gross Debt	5,224,301	3,155,368	65.6%
Cash and cash equivalents + marketable securities	1,712,398	463,891	269.1%
Hedge	32,312	8,508	279.8%
Net Debt	3,544,215	2,699,985	31.3%

CEMIG D (R$ thousand)	jun/26	2025	% Change
Gross Debt	15,665,471	14,892,088	5.2%
Cash and cash equivalents + marketable securities	942,049	1,268,007	-25.7%
Hedge	55,212	0	-
Net Debt	14,778,634	13,624,081	8.5%

Consolidated Debt Amortization Profile

R$ million

The Company remains disciplined in executing its financial strategy, prioritizing cash flow optimization, a lower cost of capital, and an extended debt maturity profile.

At the end of 2Q26, the average debt maturity was 6.7 years, with 81% of total debt maturing in 2029 or later. This positions most repayments after the tariff review processes for the Disco and Transco, providing greater predictability and financial security.

Resilience and Financial Flexibility

Amid potentially more selective capital markets, the Company remains well positioned, supported by its strong credit ratings and the defensive nature of the electric power sector. Its capital structure is further supported by pre-approved credit facilities that can be quickly accessed during periods of volatility. Management continuously monitors funding alternatives—including multilateral agencies, development banks, receivables financing, and Law 4,131 loans—allowing the Company to access the market under the most favorable conditions. Even if spreads widen, the impact on the total cost of debt would be marginal, as the existing debt portfolio is not directly affected by secondary-market fluctuations or changes in NTN-B yields.

Covenant Structure

The Company reiterates that its current covenant terms are appropriate for its projects’ maturity profiles and aligned with industry peers, supporting both investor security and the long-term sustainability of its operations.

31

Evolution of Cemig’s Credit Ratings

Cemig’s credit ratings have improved consistently in recent years and are now at their highest levels in the Company’s history.

In 2025, the Company received an AAA rating from an additional credit rating agency following an upgrade by Moody’s. This rating remains unchanged and reflects recognition of Cemig’s financial strength, consistent performance, and disciplined capital allocation.

The evolution of the Company’s credit ratings is shown in the figure below:

32

ESG – Performance Report

Cemig has established public sustainability commitments supported by strategic initiatives and monitored through corporate indicators and targets. These commitments are structured around five pillars: (i) Energy Transition, (ii) Environment, (iii) Local Development, (iv) Our People, and (v) Strong Governance.

ENERGY TRANSITION

•         Offset 100% of Scope 1 emissions by 2026

•         Achieve Net Zero by 2040 and reduce total greenhouse gas emissions by 60% by 2030

•         Achieve 100% renewable power generation

•         Sell 37.4 million renewable energy certificates by 2030

•         100% of municipal administrative centers with dual power sources

•         Connect 7 GW of distributed generation by 2028

•         Install 1,250,000 smart meters by 2027

ENVIRONMENT	• Recycle and/or reuse at least 98% of the industrial waste generated by 2027 • Conduct an assessment of Cemig’s impacts on and dependence on ecosystem services.
LOCAL DEVELOPMENT

•         Digitize at least 85% of customer service interactions by 2026

•         Convert the single-phase grid to three-phase through the Minas Trifásico Project by 2027

•         Benefit 120,000 families by regularizing their energy supply

•         Benefit at least 60,000 people through projects focused on children, seniors, and sports by 2027

OUR PEOPLE	• Embed a culture of health and safe behavior within the company and across the value chain by 2030 • Establish a culture that values diversity, equity, and inclusion by 2030
STRONG GOVERNANCE

•         Comply with 100% of the requirements of the Global Compact Transparency Initiative by 2026

•         Maintain, through 2030, zero individuals affected by
cybersecurity breaches involving leaks of critical personal
data capable of causing material harm to the data subject.

•         Implement the Sustainable Value Chain Management Program by 2027

33

Corporate Highlights

Energy Transition

Cemig offset 100% of its Scope 1 emissions for the monitored cycle, achieved approximately 90% of its target for providing municipal administrative centers with dual power supply, and connected 5.3 GW of distributed generation—equivalent to 76% of its 2028 target. The Company also sold more than 13 million renewable energy certificates, representing 36% of its 2030 target. These results underscore Cemig’s ability to advance decarbonization, energy security, and renewable energy solutions simultaneously.

The Company was once again included on the CDP A List, receiving the highest score in 10 of the 16 criteria assessed. Highlights included:

•	A public commitment to achieve net-zero emissions by 2040
•	The development of low-carbon products
•	Strong emissions-reduction and grid-modernization initiatives

Environment Highlight

Cemig completed a report aligned with the recommendations of the Taskforce on Nature-related Financial Disclosures (TNFD), further integrating nature-related risks and opportunities into its business management practices.

The Company maintained strong progress toward its operational environmental commitments. The recycling and reuse rate for industrial waste reached 95%, reinforcing its commitment to circular economy principles.

Since the beginning of the monitoring cycle, the Company’s environmental restoration program has planted more than 600,000 native seedlings, achieving 60% of its target of one million seedlings by 2028. Cemig also continued to advance EcoCiente, its corporate environmental education program, which promotes social and environmental awareness among employees and local communities while fostering a culture of sustainability and ecosystem conservation across the regions where it operates.

International Recognition for Sustainability

The company was selected for inclusion in the Dow Jones Best in Class Index for the 26th consecutive time and has been part of the index since its inception.

Corporate Governance and Risk Management

Cemig consolidated its leadership in corporate governance by achieving all targets established under the Transparency 100% Movement—a UN Global Compact initiative aligned with SDG 16—four years ahead of schedule. Cemig was among the few participating companies to fulfill all commitments set for 2030, reaffirming its commitment to ethics, integrity, transparency, and accountability.

34

Inclusion in leading sustainability indices

The sustainability indicators were reorganized to better reflect Cemig’s new Materiality Matrix (pages 6–7 of the Cemig Sustainability Report), which comprises eight material topics: three classified as double materiality, four as financially material, and one as impact material. This reorganization strengthens the alignment between the reported indicators and the priority topics identified by the Company and its stakeholders.

Climate Change

Indicators	1Q26	2Q26
Renewable fuel consumption (GJ) – cumulative	1,410.8	4,875.4
Non-renewable fuel consumption (GJ) – cumulative	30,811.5	30,840.4
Basic transmission grid loss rate (%)	1.9	3.0
Total distribution losses rate*	11.4	11.4
% of generation from renewable sources	100.0	100.0

* ANEEL revised the methodology starting in 2Q25. Public Consultation No. 09/2024 requires the use of metered market data rather than billed data. The figure was calculated as the average of the months in each quarter.

Renewable Energy

Indicators	1Q26	2Q26
I-RECs (renewable energy certificates) sold from renewable sources	1,016,573	125,120
Cemig RECs sold from renewable sources	7,936,934	331,916
Number of smart meters installed	86,575	86,206

Water Resources

Indicators	1Q26	2Q26
Surface Water Monitoring Management Indicator (IGMAS) (%)	100	100

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People’s Health

Indicators	1Q26	2Q26
Accident frequency rate (employees and contractors) - cumulative	3.31	3.26
Number of fatal and non-fatal accidents involving the public - cumulative	15	30

Local Communities

Indicators	1Q26	2Q26
Contributions to the Fund for Children and Adolescents (FIA) (R$)	334,121	45,818
Contributions to the Fund for Older Persons (R$)	334,121	45,818
Contributions under the Sports Incentive Act (R$)	668,242	2,957,779
Contributions to Cultural Initiatives (R$)	94,675,653	46,017,207

Customer Satisfaction and Transparency

Indicators	1Q26	2Q26
DEC - Equivalent Duration of Interruption per Customer (hours)	2.46	1.97
FEC – Equivalent Frequency of Interruption per Consumer (unit)	2.46	1.16

Ethical Conduct and Integrity

Indicators	1Q26	2Q26
Total reports received	450	394
Total substantiated or partially substantiated reports concluded	40	38
Number of clients, consumers, and employees materially affected by privacy and personal data protection violations	0	133,581
Number of independent board members	8	8
Percentage of shares held by members of the boards and executive officers	0	0

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Share Performance

	Jun/26	2025	% Change
Share Price (2)
CMIG4 (PN) closing price (R$/share)	10.87	10.57	2.86%
CMIG3 (ON) closing price (R$/share)	15.60	14.09	10.72%
CIG (ADR PN) closing price (US$/share)	2.06	1.90	8.29%
CIG.C (ADR ON) closing price (US$/share)	3.05	2.61	16.86%
Average daily volume
CMIG4 (PN) (R$ million)	177.06	127.52	38.85%
CMIG3 (ON) (R$ million)	2.06	3.24	-36.53%
CIG (ADR PN) (US$ million)	14.17	5.49	157.97%
CIG.C (ADR ON) (US$ million)	0.01	0.01	30.68%
Indices
IEE	128,089	123,056	4.09%
IBOV	172,024	161,125	6.76%
CDI	10,966	10,258	6.90%
Indicators
Market value at period-end (R$ million)	35,620	35,388	0.66%
Enterprise value (EV - R$ million) (1)	53,444	48,488	10.22%
CMIG4 (PN) Dividend Yield (%) (3)	11.78	14.74	-2.95 p.p.
CMIG3 (ON) Dividend Yield (%) (3)	8.21	11.23	-3.02 p.p

(1) EV = Market Capitalization (R$/share × number of shares) + consolidated net debt

(2) Share prices adjusted for distributions, including dividends

(3) Dividends paid over the last four quarters / closing share price

Based on the trading volume of its common (ON) and preferred (PN) shares, Cemig ranked as the fifth most actively traded company in Brazil’s electric power sector and among the most actively traded companies in the Brazilian capital market as a whole. On the New York Stock Exchange, trading volume in the Company’s preferred ADRs (CIG) totaled USD 1.74 billion in 1H26, reflecting strong investor interest and reinforcing Cemig’s position as an attractive global investment opportunity. During the period, the Ibovespa—Brazil’s main equity market benchmark—rose 6.76%, while Cemig’s preferred and common shares appreciated by 2.86% and 10.72%, respectively. The Company’s preferred and common ADRs ended the period up 8.29% and 16.86%, respectively.

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Power Plants

Power Plants	Company	Cemig Capacity (MW)	Cemig Assured Capacity (MW)	End of Concession	Type	Cemig's Stake
Emborcação	CEMIG GT	1,192.00	474.80	46,534.00	HPP	100.00%
Nova Ponte	CEMIG GT	510.00	256.60	46,613.00	HPP	100.00%
Três Marias	CEMIG GT	396.00	227.10	55,890.00	HPP	100.00%
Irapé	CEMIG GT	399.00	197.90	51,437.00	HPP	100.00%
Salto Grande	CEMIG GT	102.00	73.80	55,890.00	HPP	100.00%
Sá Carvalho	Sá Carvalho	78.00	54.40	46,264.00	HPP	100.00%
Rosal	Rosal Energia	55.00	27.70	49,659.00	HPP	100.00%
Itutinga	CEMIG G. ITUTINGA	52.00	26.60	55,890.00	HPP	100.00%
Boa Esperança	CEMIG GT	85.00	25.00	57,573.00	UPV	100.00%
Camargos	CEMIG G. CAMARGOS	46.00	21.60	55,890.00	HPP	100.00%
Três Marias Jusante	CEMIG GT	70.00	20.00	57,755.00	UPV	100.00%
Volta do Rio	CEMIG GT	42.00	18.41	48,208.00	WIND	100.00%
Poço Fundo	CEMIG GT	30.00	16.81	55,671.00	SHPP	100.00%
Pai Joaquim	CEMIG PCH	23.00	13.91	51,761.00	SHPP	100.00%
Piau	CEMIG G. SUL	18.01	13.53	55,890.00	HPP	100.00%
Praias de Parajuru	CEMIG GT	28.80	8.39	48,481.00	WIND	100.00%
Gafanhoto	CEMIG G. OESTE	14.00	6.68	55,890.00	HPP	100.00%
Peti	CEMIG G. LESTE	9.40	6.18	55,890.00	HPP	100.00%
Joasal	CEMIG G. SUL	8.40	5.20	55,890.00	HPP	100.00%
Tronqueiras	CEMIG G. LESTE	8.50	3.39	53,671.00	HPP	100.00%
Pipoca	Hidrelétrica Pipoca	20.00	11.90	49,288.00	SHPP	100.00%
Queimado	CEMIG GT	86.63	53.30	51,678.00	HPP	82.50%
Belo Monte	Norte	1,313.00	534.29	53,521.00	HPP	11.69%
Paracambi	Lightger	12.25	9.57	48,954.00	SHPP	49.00%
Cachoeirão	Hidrelétrica Cachoeirão	13.23	8.02	53,329.00	SHPP	49.00%
Outras		59.43	30.69
Subtotal		4,672	2,146
Geração Distribuída
Cemig GT	Cemig GT	14.5	3.6		UPV	100.00%
Cemig Sim	Cemig Sim	132.9	34.7		UPV	100.00%
Subtotal		147.4	38.3
Total		4,819	2,184

Note: The firm energy figures for the Boa Esperança and Jusante solar PV plants are based on values certified by an independent certification firm but not yet approved by ANEEL. For Cemig Sim’s plants, installed capacity is stated in MWac, while estimated generation is presented as firm energy in the table.

Cemig Sim also sells energy generated by leased plants with a combined capacity of 266 MWp. Further details on Cemig Sim’s and Cemig GT’s expansion projects are provided on the following page.

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Expansion in Photovoltaic Generation

Project	Company	Installed Capacity (MWac)	Capacity (MWp)	Expected Generation (MWm)	Expected Commissioning Date
Ouro Solar	Cemig Sim	11.50	16.33	3.33	Nov/26–Dec/26
Bloco Azul	Cemig Sim	15.00	21.30	3.77	Aug/26–Dec/26
Solar do Cerrado	Cemig Sim	30.00	42.00	8.57	Jul/26–Jan/27
Cemig GT - Sol Central	Cemig GT	17.03	22.10	4.02	Jul/26–Nov/27
Total		73.5	101.7	19.7

RAP – July 2026 to June 2027 Cycle

The RAP for the 2026/2027 cycle took effect in July, as determined by ANEEL.

ADMINISTRATIVE ORDER 2,268/2026 (2026/2027 cycle)

R$ thousand	RAP	Adjustment Portion	Total	Concession Agreement	Maturity	Inflation Adjustment Index
Cemig GT	1,264,353	92,311	1,356,664	006/97	Dec-42	IPCA
Cemig Itajubá	51,494	(874)	50,620	079/00	Oct-30	IGPM
Centroeste	15,775	(453)	15,322	004/05	Mar-35	IGPM
ETTM	6,316	(829)	5,486	002/12	Jan-42	IPCA
Sete Lagoas (Holding*)	12,478	(101)	12,376	006/11	Jun-41	IPCA
Cemig	1,350,415	90,053	1,440,468
TAESA (21.68% stake held by Cemig)	987,707	(38,270)	949,437
TOTAL RAP	2,338,122	51,783	2,389,905

RBSE COMPENSATION* at June 2026 prices. Amounts exclude charges

R$ thousand per Cycle	2025–2026	2026–2027	2027–2028	2028–2029	2029 through 2033
Economy	117,746	117,191	117,191	36,918	36,918
Financial	312,781	312,781	312,781	-	-
TOTAL	430,527	429,972	429,972	36,918	36,918

**RBSE compensation amounts are included in Cemig’s RAP (first table)

Cemig has already received approval through ANEEL Authorizing Resolution (REA) for large-scale reinforcements and Improvements with CAPEX totaling R$924.6 million, in addition to investments of R$242.2 million related to Lot 1 of Auction 02/2022 (with completion of the works scheduled for 2028).

Expected date of commissioning	CAPEX R$ thousand	RAP R$ thousand
2026	263,610	42,880
2027	491,349	81,093
2028	403,429	46,876
2029	8,399	1,416
Total	1,166,787	172,265

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Revenue and Regulatory EBITDA from Transmission

Regulatory Transmission Results - 2Q26 - R$ thousand	Cemig GT	Centroeste	Sete Lagoas	Total
Revenue from electricity transmission operations	450,066	3,918	3,582	457,566
Taxes on revenue	(39,404)	(143)	(333)	(39,880)
Charges	(76,711)	(69)	(207)	(76,987)
Net revenue	333,951	3,706	3,042	340,699
Regulatory net income	79,567	2,791	1,936	84,294
Income tax and social contribution	31,829	229	840	32,898
Financial results	67,672	(305)	(586)	66,781
Depreciation and amortization	42,354	367	608	43,329
Regulatory EBITDA	221,422	3,082	2,798	227,302

Regulatory Transmission Income - 2Q25 - R$ thousand	Cemig GT	Centroeste	Sete Lagoas	Total
Revenue from electricity transmission operations	429,656	6,500	2,947	439,103
Taxes on revenue	(37,962)	(237)	(273)	(38,472)
Charges	(60,542)	(271)	(115)	(60,928)
Net revenue	331,152	5,992	2,559	339,703
Regulatory net income	266,338	4,744	1,312	272,394
Income tax and social contribution	(62,794)	301	490	(62,003)
Financial results	(876)	(306)	(370)	(1,552)
Depreciation and amortization	55,769	373	609	56,751
Regulatory EBITDA	258,437	5,112	2,041	265,590

Supplementary Information

Additional details, financial statements, and spreadsheets can be found at the following link:

Earnings Center | Cemig IR

40

Disclaimer

Certain statements and estimates contained in this material may constitute forward-looking statements regarding future events or results, which are subject to known and unknown risks and uncertainties. There can be no assurance that such expectations will materialize.

These statements are based on the assumptions and analyses of our management, considering its experience and other factors, including the macroeconomic environment, electricity market conditions, and expected future performance, many of which are beyond our control.

Factors that may cause actual results to differ materially from those expressed or implied in these forward-looking statements include, among others, our business strategy, Brazilian and global economic conditions, technological developments, our financial strategy, changes in the electricity sector, hydrological conditions, conditions in the financial and energy markets, and uncertainties related to our future operating results, plans, and objectives. Accordingly, actual results may differ materially from those indicated or implied herein.

The information and opinions contained herein should not be construed as a recommendation to potential investors, and no investment decision should be based on the accuracy, timeliness, or completeness of such information or opinions. Neither the Company, its officers, employees, affiliates, nor their representatives shall be liable for any losses arising from the use of the content of this presentation.

For a discussion of risks and uncertainties related to Cemig, as well as additional information on factors that could cause actual results to differ materially from those estimated by the Company, please refer to the Risk Factors section of the Reference Form filed with the Brazilian Securities and Exchange Commission (CVM) and the Form 20-F filed with the U.S. Securities and Exchange Commission (SEC).

Financial figures are presented in millions of Brazilian reais (R$), unless otherwise indicated. The financial information has been prepared in accordance with IFRS.

41

CMIG4 NÍVEL 1 BOVESPA BRASIL

CMIG3 NÍVEL 1 BOVESPA BRASIL

CIG LISTED NYSE

CIG.C LISTED NYSE

ISE B3 | IBRX100 B3 | ICO2 B3 | IEE B3

+55 31 3506 5024

ri@cemig.com.br

ri.cemig.com.br

CEMIG

6.	Notice to the Market – Standard & Poor’s upgrades Cemig’s Ratings to “brAAA”, dated August 18, 2026

COMPANHIA ENERGÉTICA DE MINAS GERAIS - CEMIG

PUBLICLY-HELD COMPANY

CORPORATE TAXPAYER’S ID (CNPJ): 17.155.730/0001-64

COMPANY REGISTRY (NIRE): 31300040127

NOTICE TO THE MARKET

Standard & Poor’s upgrades Cemig’s Ratings to “brAAA”

COMPANHIA ENERGÉTICA DE MINAS GERAIS – CEMIG (“Cemig” or “Company”), a publicly held company whose shares are traded on the São Paulo and New York stock exchanges, hereby informs its shareholders and the market in general that Standard & Poor’s Ratings do Brasil (“S&P”) has upgraded the national scale corporate rating of the Company and its wholly owned subsidiaries, Cemig Distribuição S.A. and Cemig Geração e Transmissão S.A., from “AA+” to “AAA”, with a stable outlook.

Accordingly, the Company is now rated “AAA” by the three major rating agencies: Moody’s, Fitch, and S&P.

The upgrade reflects S&P’s assessment that Cemig maintains a strong operating profile and controlled leverage. This rating action also reflects the expectation that Cemig will successfully execute its investment plans, sustaining solid operational performance and stronger cash generation over the coming years, which should lead to a gradual reduction in free operating cash flow deficits.

The Company reaffirms its commitment to maintaining optimized liquidity and capital structure through the extension of its average debt maturity profile, strategic liability management, and efficient cost of capital management.

Belo Horizonte, August 18, 2026.

Leonardo George de Magalhães

Vice President of Finance and Investor Relations

7.	Market Fact – Nominations by the Controlling Shareholder for CEMIG’s Board of Directors and Executive Board, dated August 28, 2026

COMPANHIA ENERGÉTICA DE MINAS GERAIS - CEMIG

PUBLICLY HELD COMPANY

CORPORATE TAXPAYER’S ID (CNPJ): 17.155.730/0001-64

COMPANY REGISTRY (NIRE): 31300040127

MATERIAL FACT

Nominations by the Controlling Shareholder for

CEMIG’s Board of Directors and Executive Board

COMPANHIA ENERGÉTICA DE MINAS GERAIS – CEMIG (“CEMIG” or “Company”), a publicly held company with shares traded on the stock exchanges of São Paulo and New York, pursuant to CVM Resolution 44/2021, hereby informs its shareholders and the market in general that it has received from the State of Minas Gerais, the Company’s controlling shareholder, the nominations of Mr. Márcio Augusto Vasconcelos Nunes for the position of Chief Executive Officer of CEMIG, Mr. Alexandre Ramos Peixoto for the positions of Board Member and Chair of the Board of Directors of CEMIG, and Mr. Sérgio Pessoa de Paula Castro for the position of Board Member of CEMIG.

The nominations are subject to the applicable governance procedures pursuant to the applicable legislation and CEMIG’s Bylaws.

CEMIG reiterates its commitment to keeping its shareholders and the market in general informed about this matter.

Belo Horizonte, August 28, 2026.

Leonardo George de Magalhães

Vice President of Finance and Investor Relations

8.	Material Fact – Extension of the Concession for the Sá Carvalho Hydroelectric Power Plant, dated August 28, 2026

COMPANHIA ENERGÉTICA DE MINAS GERAIS - CEMIG

PUBLICLY HELD COMPANY

CORPORATE TAXPAYER’S ID (CNPJ): 17.155.730/0001-64

COMPANY REGISTRY (NIRE): 31300040127

CEMIG GERAÇÃO E TRANSMISSÃO S.A.

PUBLICLY HELD COMPANY

CORPORATE TAXPAYER’S ID (CNPJ): 06.981.176/0001-58

Company Registry (NIRE): 31300020550

MATERIAL FACT

Extension of the Concession for the Sá Carvalho Hydroelectric Power Plant

COMPANHIA ENERGÉTICA DE MINAS GERAIS – CEMIG (“CEMIG” or “Company”), a publicly held company with shares traded on the stock exchanges of São Paulo and New York, and CEMIG GERAÇÃO E TRANSMISSÃO S.A. (“CEMIG GT”), a publicly held company and wholly-owned subsidiary of CEMIG, pursuant to CVM Resolution 44/2021, hereby inform the Brazilian Securities and Exchange Commission – CVM, B3 S.A. – Brasil, Bolsa, Balcão (“B3”), and the market in general that, as of this date, further to the Material Fact disclosed on July 20, 2023, the Ministry of Mines and Energy (“MME”) has decided to extend the concession for the Sá Carvalho Hydroelectric Power Plant.

The aforementioned extension, pursuant to Article 1 of Federal Law 12,783, of January 11, 2013, will be for a term of 30 (thirty) years, as of August 31, 2026. Following the notice to execute the agreement, CEMIG will have 210 days to execute the new amendment agreement.

CEMIG reaffirms its commitment to keeping its shareholders, the market in general, and other stakeholders duly and timely informed, in accordance with CVM regulations and applicable legislation.

Belo Horizonte, August 28, 2026.

Leonardo George de Magalhães

Vice President of Finance and Investor Relations